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                                 (CANWEST LOGO)

For Immediate Release
December 6, 2005

                     CanWest's Australian Operations Report
                            Second Best Quarter Ever

                CanWest to receive distribution of A$63.5 million

WINNIPEG: CanWest Global Communications Corp. announced today that The TEN Group pty Limited (TEN), the company, which owns CanWest's Australian television and out-of-home advertising operations, reported its second highest revenues and EBITDA ever, with consolidated revenues of A$295 million and consolidated EBITDA of A$127 million for the quarter ended November 30, 2005. Revenues and EBITDA declined by 2.4% and 9.5% respectively compared to the comparable period one year ago, reflecting the extraordinarily favourable market conditions in the first quarter of fiscal 2005, coupled with the expected softer television advertising market in the first quarter of fiscal 2006. CanWest holds a 56.4% economic interest in TEN.

Based upon this performance, CanWest will receive interim dividends and interest on its subordinated debentures from TEN in the aggregate amount of A$63.5 million in December, 2005.

Nick Falloon, TEN's Executive Chairman, noted that the quarter was the second best ever for the Company and reflected upon the ongoing effectiveness and sustainability of TEN's programming strategy that maintained TEN's strong hold on the number one position in its target 16-39 year old demographic. Falloon also noted that TEN's performance allows it to continue to be one of Australia's highest-yielding stocks.

Tom Strike, President of CanWest MediaWorks' international operations, said the cooling of the Australian advertising market was expected and that TEN continues to exercise strong cost management, maintaining its Australian industry-leading 43% operating margin. "TEN remains a very compelling story for advertisers, as it continues to lead the industry in its target demographic of 16-39 year olds."

Mr. Strike added that the continued increases in revenue and EBITDA performance from TEN's out-of-home advertising subsidiary Eye Corp. demonstrate that Eye is well-positioned for long term growth in market share and earnings in that important out-of-home advertising business.

Eye Corp. also announced it had received the advertising concession for Singapore's Changi Airport's two existing terminals and a planned third terminal beginning January 1, 2006. More than 32 million passengers pass through Changi's world-class terminals every year making it one of the most important international travel hubs in the Pacific region.

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Looking forward for television, TEN's "big event" programs all return in 2006.
Proven winners such as Australian Idol, Big Brother and the Australian Football League, will continue to bring viewers to the network, along with proven domestic programs such as Rove Live and Neighbours. This season, TEN is adding a number of new shows to the mix; including home grown programs such as Honey We're Killing the Kids, Jamie's Kitchen: Australia, and The Biggest Loser (Australian version). TEN also boasts a solid line-up of international programming which includes House, The OC, The Simpsons, Law & Order and special events such as the Emmy Awards and Grammy Awards.

These results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.


For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
Email: gelliot@canwest.com